Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

September 30, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel

Re: Ameritas Variable Separate Account V (the “Registrant”)

Dear Ms. Hahn:

On behalf of the Registrant and pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the facing page of the Registration Statement on Form N-6 (File No. 333-233986) filed on September 27, 2019:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please contact the undersigned by telephone at (402) 467-7847 or by e-mail at adiers@ameritas.com.

Respectfully Submitted,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts & AIC